Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Six Months Ended June 30, 2018

HAMILTON, Bermuda, July 31, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and six months ended June 30, 2018.

Highlights and Recent Activity

  Reported a net loss of $8.6 million for the three months ended June 30, 2018, or $0.26 basic and diluted loss per share, as compared to a net loss of $1.9 million, or $0.06 basic and diluted loss per share, for the three months ended June 30, 2017. The Company reported EBITDA (see Non-GAAP Measures section below) of $7.6 million for the three months ended June 30, 2018, as compared to $12.9 million for the three months ended June 30, 2017.

  Reported a net loss of $13.7 million for the six months ended June 30, 2018, or $0.42 basic and diluted loss per share, as compared to a net loss of $4.0 million, or $0.12 basic and diluted loss per share, for the six months ended June 30, 2017. The Company reported EBITDA (see Non-GAAP Measures section below) of $17.5 million for the six months ended June 30, 2018, as compared to $24.6 million for the six months ended June 30, 2017.

  Completed refinancing of the Ardmore Endurance and Ardmore Enterprise, two 49,000 Dwt Eco-Design product tankers, under a sale and leaseback arrangement providing net proceeds, after prepayment of existing debt, of $10.3 million.

  Spot and pool MR tankers earned an average of $11,510 per day for the three months ended June 30, 2018, and $12,086 per day for the six months ended June 30, 2018. Chemical tankers earned an average of $12,527 per day for the three months ended June 30, 2018, and $12,816 per day for the six months ended June 30, 2018.

  We are maintaining our dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the second quarter of 2018.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"In the second quarter we remained focused on operational efficiency under challenging charter market conditions. While the fundamentals of the product tanker market remain sound, a number of unrelated short-term factors came together to put downward pressure on cargo volumes and charter rates, particularly in the Atlantic Basin. Cargo flows from the US Gulf to Brazil and Mexico declined in the latter half of the second quarter as a result of domestic issues and consequent increases in local refinery throughput. Simultaneously, a significant build-up of West African product inventories during the first quarter further reduced cargo volumes and freight rates from Europe and the US during the second quarter.

Despite the impact of these short-term factors, the outlook for our sector remains positive. Driven by continued strong underlying oil demand growth of 1.4mbd for 2018 and 2019, ongoing refinery expansion, and low refined product inventory levels, we expect normal trading conditions to return to the product tanker market. Furthermore, we expect the changing regulations for bunker fuels which take effect from January 1, 2020 to result in a significant increase in seaborne volumes of refined products from mid-2019, providing a further boost to tonne mile demand. On the supply side, ongoing scrapping and the record-low orderbook for MRs should result in net fleet growth of less than 1% in 2018 and 2019. This pairing of strong tonne mile demand growth and very limited supply growth creates the conditions for a rebound in charter rates.

Meanwhile, we are focused on maintaining financial strength to ensure that the Company can take full advantage of opportunities that may arise. During the quarter, we completed a refinancing of two Eco-Design MRs under a sale and leaseback arrangement with a top- tier Asian financier on attractive terms comparable to our existing debt facilities. With our best-in-class cost structure, strong balance sheet, and modern, high-quality fleet, Ardmore is well positioned to deliver significant value to shareholders in a cyclical market recovery.

Summary of Recent and Second Quarter 2018 Events

Fleet

Fleet Operations and Employment

The Company has 28 vessels currently in operation, comprising 22 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and seven Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the second quarter of 2018, the Company had 22 Eco MR tankers trading in the spot market or in pools. The Eco MR tankers earned an average of $11,510 per day in the second quarter of 2018. Overall for the quarter, our 15 Eco-Design MR tankers earned $10,600 per day, and our seven Eco-Mod MR tankers earned $12,579 per day.

In the third quarter of 2018, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of July 31, 2018, the Company has fixed approximately 40% of its total MR spot and pool revenue days for the third quarter of 2018 at an average rate of approximately $10,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the second quarter of 2018, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the second quarter of 2018, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $12,527 per day.

In the third quarter of 2018, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of July 31, 2018, the Company has fixed approximately 40% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the third quarter of 2018 at an average rate of approximately $10,000 per day.

Financing

On June 26, 2018, two of ASC's subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, resulting in net proceeds to the Company of $10.3 million after repayment of outstanding debt.

Drydocking

The Company had 35 drydock days in the second quarter of 2018. Ardmore expects 55 scheduled drydock days in the third quarter of 2018.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended June 30, 2018, in which the Company reported a loss from continuing operations of $8.6 million. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended June 30, 2018 and 2017

The Company reported a net loss of $8.6 million, or $0.26 basic and diluted loss per share, for the three months ended June 30, 2018, as compared to a net loss of $1.9 million, or $0.06 basic and diluted loss per share, for the three months ended June 30, 2017. For the three months ended June 30, 2018, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $7.6 million, a decrease of $5.3 million from $12.9 million for the three months ended June 30, 2017.

Results for the Six Months Ended June 30, 2018 and 2017

The Company reported a net loss of $13.7 million, or $0.42 basic and diluted loss per share, for the six months ended June 30, 2018, as compared to a net loss of $4.0 million, or $0.12 basic and diluted loss per share, for the six months ended June 30, 2017. For the six months ended June 30, 2018, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $17.5 million, a decrease of $7.1 million from $24.6 million for the six months ended June 30, 2017.

Management's Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2018 and 2017

Revenue. Revenue for the three months ended June 30, 2018 was $52.4 million, an increase of $2.5 million from $49.9 million for the three months ended June 30, 2017.

Our average number of owned vessels increased to 28 for the three months ended June 30, 2018 from 27 for the three months ended June 30, 2017, resulting in revenue days of 2,505 for the three months ended June 30, 2018 as compared to 2,425 for the three months ended June 30, 2017.

We had 24 and 19 vessels employed directly in the spot market as at June 30, 2018 and June 30, 2017, respectively. For spot chartering arrangements, we had 2,141 revenue days for the three months ended June 30, 2018, as compared to 1,712 for the three months ended June 30, 2017. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $10 million, while changes in spot rates resulted in a decrease in revenue of $2 million.

We had four and eight vessels employed under pool arrangements as at June 30, 2018 and June 30, 2017, respectively. Revenue days derived from pool arrangements were 364 for the three months ended June 30, 2018, as compared to 713 for the three months ended June 30, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $4.8 million, while changes in market conditions for the three months ended June 30, 2018, compared to the three months ended June 30, 2017, resulted in a decrease in revenue from pool arrangements of $0.7 million.

For vessels employed directly in the spot market, Ardmore typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $24.2 million for the three months ended June 30, 2018, an increase of $6.1 million from $18.1 million for the three months ended June 30, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended June 30, 2018.

Total revenue days increased to 2,505 for the three months ended June 30, 2018, as compared to 2,425 for the three months ended June 30, 2017. For spot chartering arrangements, we had 2,141 revenue days for the three months ended June 30, 2018 as compared to 1,712 for the three months ended June 30, 2017.

TCE Rate. The average TCE rate for our fleet was $11,503 per day for the three months ended June 30, 2018, a decrease of $1,463 per day from $12,966 per day for the three months ended June 30, 2017. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended June 30, 2018.

Vessel Operating Expenses. Vessel operating expenses were $16.1 million for the three months ended June 30, 2018, an increase of $1.1 million from $15.0 million for the three months ended June 30, 2017. This increase is due to an increase in the number of vessels in operation for the three months ended June 30, 2018, increased crewing costs due to differing crewing locations, and the timing of vessel operating expenses between quarters. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,328 for the three months ended June 30, 2018 as compared to $6,071 for the three months ended June 30, 2017.

Depreciation. Depreciation expense for the three months ended June 30, 2018 was $8.8 million, an increase of $0.3 million from $8.5 million for the three months ended June 30, 2017. This increase is primarily due to an increase in the average number of owned vessels to 28.0 for the three months ended June 30, 2018, from 27.0 for the three months ended June 30, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended June 30, 2018 was $0.8 million, an increase of $0.2 million from $0.6 million for the three months ended June 30, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2018 were $3.7 million, an increase of $0.5 million from $3.2 million for the three months ended June 30, 2017. The increase is primarily due to a new stock appreciation award being issued in 2Q18.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2018 were $0.8 million, an increase of $0.2 million from $0.6 million for the three months ended June 30, 2017. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended June 30, 2018 were $6.6 million, as compared to $5.7 million for the three months ended June 30, 2017. Cash interest expense increased by $1.1 million to $5.6 million for the three months ended June 30, 2018, from $4.5 million for the three months ended June 30, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended June 30, 2018, compared to the three months ended June 30, 2017 as well as a change in our debt structure due to the new finance leases. Amortization of deferred finance fees for the three months ended June 30, 2018 was $1.0 million, a decrease of $0.2 million from $1.2 million for the three months ended June 30, 2017. Included in the $1.0 million is the write off of deferred finance fees in relation to the sale and leaseback transaction of $0.4 million.

Liquidity

As of June 30, 2018, we had $47.9 million (December 31, 2017: $39.5 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Jun 30, 2018	Dec 31, 2017
Debt	$358,903,699	$404,423,570
Finance leases	95,786,342	42,494,019
Operating leases (1)	2,361,960	-
Total	$457,052,001	$446,917,589

(1)

Due to the implementation of ASC 842, Leases, on January 1, 2018, operating leases have been recognized as a right of use asset and corresponding liability in respect of all material lease contracts. Prior periods have not been restated.

Conference Call

The Company plans to have a conference call on July 31, 2018 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2018. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 7, 2018 at 877-344-7529 or 412-317-0088. Enter the passcode 10122598 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2018	Dec 31, 2017
Current assets
Cash and cash equivalents	47,890,533	39,457,407
Receivables, trade	24,548,346	27,264,803
Working capital advances	2,000,000	3,100,000
Prepayments	1,312,006	1,412,875
Advances and deposits	2,568,906	3,015,807
Other receivables	1,464,218	-
Inventories	12,488,040	9,632,246
Total current assets	92,272,049	83,883,138

Non-current assets
Vessels and vessel equipment, net	751,438,413	751,816,840
Deferred drydock expenditure, net	4,761,375	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	464,520	446,532
Other non-current assets, net	3,611,822	3,640,311
Operating lease, right of use asset	2,361,960	-
Total non-current assets	762,638,090	761,656,851

TOTAL ASSETS	854,910,139	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	20,774,502	16,104,399
Other payables	45,499	6,265
Accrued interest on loans	1,750,691	1,537,976
Current portion of long-term debt	33,978,351	37,071,548
Current portion of finance lease obligations	7,924,248	3,537,466
Current portion of operating lease obligations	502,674	-
Total current liabilities	64,975,965	58,257,654

Non-current liabilities
Non-current portion of long-term debt	324,925,348	367,352,022
Non-current portion of finance lease obligations	87,862,094	38,956,553
Non-current portion of operating lease obligations	1,859,286	-
Total non-current liabilities	414,646,728	406,308,575

Equity
Share capital	350,192	340,613
Additional paid in capital	413,603,844	405,549,985
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(23,317,681)	(9,567,929)
Total equity	375,287,446	380,973,760

TOTAL LIABILITIES AND EQUITY	854,910,139	845,539,989

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
REVENUE
Revenue	52,363,407	49,850,796	102,834,931	99,515,806

OPERATING EXPENSES
Commissions and voyage related costs	24,165,305	18,121,354	43,688,124	36,900,810
Vessel operating expenses	16,144,409	14,997,565	33,411,868	30,455,943
Depreciation	8,771,091	8,539,890	17,432,566	16,986,643
Amortization of deferred drydock expenditure	818,506	586,983	1,651,150	1,200,176
General and administrative expenses
Corporate	3,729,573	3,201,825	6,666,022	6,240,016
Commercial and chartering	772,135	647,328	1,582,128	1,308,751
Total operating expenses	54,401,019	46,094,945	104,431,858	93,092,339

(Loss) / profit from operations	(2,037,612)	3,755,851	(1,596,927)	6,423,467

Interest expense and finance costs	(6,640,097)	(5,693,363)	(12,342,088)	(10,604,284)
Interest income	152,224	100,204	266,989	190,818

Loss before taxes	(8,525,485)	(1,837,308)	(13,672,026)	(3,989,999)

Income tax	(51,646)	(16,839)	(77,726)	(31,339)

Net loss	(8,577,131)	(1,854,147)	(13,749,752)	(4,021,338)

Loss per share, basic and diluted	(0.26)	(0.06)	(0.42)	(0.12)
Weighted average number of shares outstanding, basic and diluted	32,703,717	33,575,610	32,574,192	33,575,610

(1) Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2018	Jun 30, 2017
OPERATING ACTIVITIES
Net loss	(13,749,752)	(4,021,338)
Non-cash items:
Depreciation	17,432,566	16,986,643
Amortization of deferred drydock expenditure	1,651,150	1,200,176
Share based compensation	670,141	228,523
Amortization of deferred finance fees	1,611,099	1,778,021
Changes in operating assets and liabilities:
Receivables, trade	2,716,457	(4,881,752)
Working capital advances	1,100,000	(150,000)
Prepayments	100,869	(228,260)
Advances and deposits	446,866	(1,409,681)
Other receivables	(1,464,218)	82,636
Inventories	(2,855,794)	(341,553)
Payables, trade	3,789,738	2,457,705
Charter revenue received in advance	-	(507,780)
Other payables	39,234	29,254
Accrued interest on loans	212,715	(162,176)
Deferred drydock expenditure	(1,818,991)	(1,337,787)
Net cash provided by operating activities	9,882,080	9,722,631

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(15,267,380)	(166,084)
Payments for leasehold improvements	(52,384)	(12,279)
Payments for other non-current assets	(88,843)	(102,089)
Net cash used in investing activities	(15,408,607)	(280,452)

FINANCING ACTIVITIES
Proceeds from long-term debt	2,685,730	-
Repayments of long-term debt	(49,706,706)	(42,411,601)
Proceeds from finance leases	56,600,000	33,118,525
Repayments of finance leases	(2,366,668)	(604,424)
Payments for deferred finance fees	(646,000)	(683,227)
Net proceeds from equity offerings	7,393,297	-
Net cash provided by / (used in) financing activities	13,959,653	(10,580,727)

Net increase / (decrease) in cash and cash equivalents	8,433,126	(1,138,548)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the period	47,890,533	54,814,325

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

EBITDA (1)	7,551,985	12,882,724	17,486,789	24,610,286

AVERAGE DAILY DATA
Fleet TCE per day (2)	11,503	12,966	12,057	12,943

Fleet operating costs per day (3)	5,900	5,686	6,125	5,804
Technical management fees per day (4)	428	385	431	387
	6,328	6,071	6,556	6,191

MR Tankers Spot & Pool TCE per day (2)	11,510	13,765	12,086	13,437

MR Tankers Eco-Design
TCE per day (2)	10,600	13,452	11,826	13,318
Vessel operating costs per day (5)	6,360	6,006	6,636	6,113

MR Tankers Eco-Mod
TCE per day (2)	12,579	13,959	11,893	13,103
Vessel operating costs per day (5)	6,615	6,107	6,623	6,282

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	12,527	10,736	12,816	11,830
Vessel operating costs per day (5)	5,923	6,212	6,277	6,298

FLEET
Upgrades and enhancements expensed	52,265	82,132	397,489	198,469

Average number of owned operating vessels	28.0	27.0	27.9	27.0

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at July 31, 2018

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

Non-GAAP Measures

This press release describes EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of our fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA, as a financial and operating measure, benefits investors in selecting between investing in us and other investment alternatives and monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Net loss	(8,577,131)	(1,854,147)	(13,749,752)	(4,021,338)
Interest income	(152,224)	(100,204)	(266,989)	(190,818)
Interest expense and finance costs	6,640,097	5,693,363	12,342,088	10,604,284
Income tax	51,646	16,839	77,726	31,339
Depreciation	8,771,091	8,539,890	17,432,566	16,986,643
Amortization of deferred drydock expenditure	818,506	586,983	1,651,150	1,200,176
EBITDA	7,551,985	12,882,724	17,486,789	24,610,286

Adjusted Loss per share	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Net loss	(8,577,131)	(1,854,147)	(13,749,752)	(4,021,338)
Write-off of deferred finance fees	414,897	524,123	414,897	524,123
Adjusted net (loss)	(8,162,234)	(1,330,024)	(13,334,855)	(3,497,215)

Adjusted EPS	(0.25)	(0.04)	(0.41)	(0.10)
Weighted average number of shares	32,703,717	33,575,610	32,574,192	33,575,610

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com